Exhibit 99.2

AMENDMENT TO 2015 INDUCEMENT EQUITY PLAN

The 2015 Inducement Equity Plan of Agenus Inc. (the “Plan”) be and hereby is amended as follows:

1. Section 3(a) of the Plan is hereby deleted in its entirety and replaced with the following:

(a) Number of Shares. Subject to adjustment under Section 3(b), the aggregate number of shares of Common Stock of the Company (the “Common Stock”) that may be issued pursuant to the Plan is 3,500,000 shares. If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. If shares of Common Stock issued pursuant to the Plan are repurchased by, or are surrendered or forfeited to, the Company at no more than the original purchase price thereof, such shares of Common Stock shall again be available for the grant of Awards under the Plan. The Committee may adopt such share counting rules as it deems appropriate, provided that such rules are not inconsistent with the Plan.

Except as set forth above, the remainder of the Plan remains in full force and effect.